Exhibit 10.7

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”), dated July 1, 2012, is entered into between ROKA BIOSCIENCE, INC., a Delaware corporation, having its corporate headquarters at 20 Independence Blvd., 4th Floor, Warren, NJ 07059 (“Employer”), and AMYJO MCCARDELL, an individual residing at 111 Peachtree Lane, Landenberg, PA 19350 (“Employee”) (Employer and Employee, each a “Party” and together, the “Parties”).

WHEREAS, Employer desires to continue to employ Employee; and

WHEREAS, Employee is willing to accept such continued employment on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, Employer and Employee hereby agree as follows:

ARTICLE I

EMPLOYMENT; POSITION, DUTIES AND RESPONSIBILITIES

1.01 Employment and Acceptance. Employer agrees to, and does hereby, continue to employ Employee, and Employee agrees to, and does hereby accept, such continued employment, upon the terms and subject to the conditions set forth in this Agreement.

1.02 Position; Duties and Responsibilities. During the Term (as defined in Section 2.01 below), Employee shall serve as SVP Commercial Operations of Employer (or, if requested by Employer, in such other position with a title of at least Vice President or its equivalent that is consistent with Employee’s education, background and experience), as well as in such other positions or capacities as may be reasonably requested by the Board (as defined below) or the CEO (as defined below) and shall have such duties and responsibilities as are customary for, and are consistent with, such position(s) as may, from time to time, be assigned by the Board of Directors of Employer (the “Board”), the Chief Executive Officer of Employer (the “CEO”) and/or the CEO’s nominee. Employee’s employment by Employer shall be full-time and exclusive to Employer and Employee shall (a) comply with Employer’s policies and procedures in place from time to time, and (b) serve Employer faithfully and to the best of Employee’s ability. During the Term, and except for vacation and other paid time off in accordance with the terms of Section 3.01(E) below or absences due to illness or incapacity, Employee shall devote all of Employee’s business time, attention, skill and efforts exclusively to the business and affairs of Employer (including its affiliates) and the promotion of its interests. Notwithstanding anything contained herein to the contrary, Employee may (i) engage in charitable, educational, religious, civic and similar types of activities and manage his personal investments, provided that such activities do not inhibit or prohibit the performance of Employee’s duties hereunder or inhibit or conflict with the business of Employer and/or its affiliates, and (ii) with the consent of the Board (which consent shall not be unreasonably withheld), serve on the board of directors (or its equivalent) of one (1) other business enterprise.

ARTICLE II

TERM

2.01 Term of Employment. Employee’s continued employment under this Agreement shall commence as of the date of this Agreement (the “Commencement Date”) and shall continue until terminated by either Employer or Employee pursuant to Article IV hereof (the “Term”). In the event that Employee’s employment under this Agreement terminates, Employer’s obligation to continue to pay, after the effective date of termination, Base Salary (as defined below), Annual Bonus (as defined below) and other unaccrued benefits shall terminate except as specifically provided in Section 4.02 below.

ARTICLE II

ICOMPENSATION AND BENEFITS; EXPENSES

3.01 Compensation and Benefits. For all services rendered by Employee in any capacity during the Term (including, without limitation, serving as an officer, director or member of any committee of Employer or any affiliate or division thereof), Employee shall be compensated as follows (subject, in each case, to the provisions of Article IV below):

(A) Base Salary. During the Term, Employer shall pay to Employee a base salary at the initial rate of $285,000 on an annualized basis (the “Base Salary”). Employee’s Base Salary shall be subject to periodic adjustments as the Board, the Compensation Committee of the Board (“Compensation Committee”) or the CEO shall in its/the CEO’s discretion, deem appropriate. As used in this Agreement, the term “Base Salary” shall refer to Base Salary as may be adjusted from time to time. Base Salary shall be payable in accordance with the customary payroll practices of Employer.

(B) Annual Bonus. For each calendar year ending during the Term, Employee shall be eligible to receive an annual bonus (the “Annual Bonus”) with a target amount equal to thirty-five percent (35%) of the Base Salary earned by Employee for such calendar year (the “Target Annual Bonus”). The precise amount of each Annual Bonus, if any, will be based upon the achievement of such individual performance objectives and/or corporate performance targets, each as shall be established by the CEO, the Board or the Compensation Committee. The determination of the achievement of the individual performance objectives and/or corporate performance targets for a year shall be made by the CEO, the Board or the Compensation Committee (in each case, in the CEO’s/its reasonable discretion). Subject to the conditions set forth in this Section 3.01(B) below: (i) if the performance targets are fully achieved, Employee shall be entitled to 100% of the Target Annual Bonus; and (ii) if the performance targets are under-achieved or over-achieved, the amount of the Annual Bonus shall be reduced below the Target Annual Bonus or increased above the Target Annual Bonus, as applicable, as reasonably determined by the CEO, the Board or the Compensation Committee. Each Annual Bonus for a calendar year will be paid in a lump sum in the following calendar year, within the first ninety (90) days of such following year. The Annual Bonus for a calendar year is not earned until the date it is paid or payable. Accordingly, in order for Employee to be eligible to receive the Annual Bonus with respect to a calendar year, Employee must be employed by Employer at the time such Annual Bonus, if any, is to be paid.

(C) Equity Compensation. Subject to the terms of Employer’s 2009 Equity Incentive Plan (the “Plan”), Employee was granted options to purchase shares of Employer’s common stock (the “Initial Grants”) pursuant to the terms of stock option agreements between the Parties prior to the date of the Commencement Date (the “Initial Grant Agreements”). For purposes of clarification, nothing in this Agreement shall be deemed to alter, limit or abrogate the terms of the Initial Grant Agreements or Employee’s rights with respect to the Initial Grants. During the Term, Employee also shall be eligible to receive from time to time additional stock option grants and/or restricted stock awards in amounts, if any, to be approved by the Board or the Compensation Committee in its discretion. Such additional grants or awards will be subject to the terms and conditions established within the Plan (or any successor equity compensation plan as may be in place from time to time) and separate stock option and/or restricted stock award agreements between Employer and Employee that set forth the terms of the award or grant.

(D) Benefits. During the Term, Employee shall be entitled to participate in all employee benefit plans and programs (excluding severance plans, if any) generally made available by Employer to employees of Employer, to the extent permissible under the general terms and provisions of such plans or programs and in accordance with the provisions thereof Employer may amend, modify or rescind any employee benefit plan or program and/or change employee contribution amounts to benefit costs without notice in its discretion.

(E) Vacation and Sick Days. During the Term, Employee shall be entitled to paid vacation days, sick days and other paid time off in accordance with Employer’s policies with respect to such vacation days, sick days and other paid time off in place from time to time; provided, however, that Employee shall be eligible to earn no less than twenty (20) paid vacation days per calendar year.

3.02 Expenses. Employee shall be entitled to receive reimbursement from Employer for reasonable out-of-pocket expenses incurred by Employee during the Term in connection with the performance of Employee’s duties and obligations under this Agreement, according to Employer’s expense account and reimbursement policies in place from time to time and provided that Employee shall submit reasonable documentation with respect to such expenses; provided, however, in no event shall a reimbursement be made later than December 31 of the year following the year in which the expense was incurred.

ARTICLE IV

TERMINATION

4.01 Events of Termination. This Agreement and Employee’s employment hereunder shall terminate upon the occurrence of any one or more of the following events:

(A) Death. In the event of Employee’s death, this Agreement and Employee’s employment hereunder shall automatically terminate on the date of death.

(B) Disability. To the extent permitted by law, in the event of Employee’s physical or mental disability that prevents Employee from performing the essential functions of Employee’s duties under this Agreement (with or without reasonable accommodation) for a period of at least ninety (90) consecutive days in any twelve (12)- month period or one hundred twenty (120) non- consecutive days in any twelve (12)- month period, Employer may terminate this Agreement and Employee’s employment hereunder upon giving written notice of termination to Employee.

(C) Termination by Employer for Cause. Employer may, at its option, terminate this Agreement and Employee’s employment hereunder for Cause (as defined below) upon giving notice of termination to Employee. As used in this Agreement, “Cause” shall mean Employee’s (i) conviction of, or guilty plea or plea of no contest to, a felony or other crime involving dishonesty, theft or moral turpitude, (ii) commission of a fraudulent, illegal or dishonest act in respect of Employer, its affiliates or any of their respective clients/customers, (iii) willful misconduct or gross negligence that is, or reasonably could be expected to be, injurious to the business, operations or reputation of Employer or its affiliates (monetarily or otherwise), (iv) willful violation of a federal, state or local law or regulation applicable to the business of Employer or its affiliates, (v) material violation of Employer’s policies or procedures in effect from time to time, (vi) material failure to satisfactorily perform Employee’s duties as assigned to Employee from time to time, (vii) breach of the terms of the Covenants Agreement (as defined in Section 5.03 below), or (viii) other material breach of Employee’s representations, warranties, covenants and other obligation under this Agreement; provided, however, to the extent that any violation, failure or breach described in clauses (v), (vi), or (viii) is subject to cure (as determined by Employer in its reasonable discretion), then such violation, failure or breach shall not constitute “Cause” unless Employer provides Employee with written notice of such violation, failure or breach and Employee fails to cure such violation, failure or breach within ten (10) days of receipt of such notice.

(D) Without Cause by Employer. Employer may, at its option, at any time terminate this Agreement and Employee’s employment hereunder for no reason or for any reason whatsoever (other than for Cause or as a result of Employee’s death or Disability) by giving written notice of termination to Employee.

(E) Termination by Employee. Employee may terminate this Agreement and Employee’s employment hereunder with or without Good Reason (as defined below) by: (i) in the case of a resignation without Good Reason, giving thirty (30) days prior written notice of termination to Employer; or (ii) in the case of a resignation for Good Reason, giving written notice of resignation within thirty (30) days after the expiration of the Good Reason Cure Period; provided, however, in each case, Employer reserves the right, upon written notice to Employee, to accept Employee’s notice of resignation and to accelerate such notice and make Employee’s resignation effective immediately, or on such other date prior to Employee’s intended last day of work as Employer deems appropriate. It is understood and agreed that Employer’s election to accelerate Employee’s notice of resignation shall not be deemed a termination by Employer. For purposes of this Agreement, “Good Reason” means the occurrence, without Employee’s advance written consent, of any one or more of the following events: (a) a reduction in Employee’s Base Salary, unless a proportionate reduction is made with respect to all of its other executive level employees; or (b) relocation of Employee’s principal office location to a location that is anywhere outside of a fifty (50) mile radius of Warren, New Jersey. No event described in clauses (a) or (b) above shall constitute “Good Reason” unless Employee provides the CEO and the Board with written notice of Employee’s objection to such event within thirty (30) days after such event first occurs, Employer is afforded an opportunity to cure such event within thirty (30) days after the CEO’s and the Board’s receipt of such notice (the “Good Reason Cure Period”) and such event is not cured during the Good Reason Cure Period.

(F) Mutual Agreement. This Agreement and Employee’s employment hereunder may be terminated at any time by the mutual agreement of Employer and Employee.

4.02	Employer’s Obligations upon Termination.

(A) Termination by Employer for Cause; Termination by Employee without Good Reason., Mutual Agreement; Death; Disability. In the event of a termination of this Agreement and Employee’s employment hereunder pursuant to Sections 4.01(A), 4.01(B), 4.01(C), 4.01(E) (other than a termination for Good Reason), or 4.01(F) above, then this Agreement and Employee’s employment with Employer shall terminate and Employer’s sole obligation to Employee (or Employee’s estate, heirs, executors, administrators, representatives and assigns) under this Agreement or otherwise shall be to: (i) pay to Employee (or, if applicable, Employee’s estate) any Base Salary earned, but not yet paid, prior to the effective date of such termination, payable in accordance with Employer’s standard payroll practices; (ii) reimburse Employee (or, if applicable, Employee’s estate) for any expenses incurred by Employee through the effective date of such termination in accordance with Section 3.02 above; and (iii) pay and/or provide any amounts or benefits that are vested amounts or vested benefits or that Employee is otherwise entitled to receive under any plan, program, policy or practice (with the exception of those, if any, relating to severance) on the date of te3rmination, in accordance with such plan, program, policy, or practice (clauses (i), (ii) and (iii) of this sentence are collectively referred to herein as the “Accrued Obligations”).

(B) Termination by Employer without Cause; Termination by Employee for Good Reason. In the event of a termination of this Agreement and Employee’s employment hereunder by Employer pursuant to Section 4.01(D) or a termination of this Agreement and Employee’s employment hereunder by Employee for Good Reason (as defined in Section 4.01(E) above) pursuant to Section 4.01(E), then this Agreement and Employee’s employment with Employer shall terminate and Employer’s sole obligation to Employee (or Employee’s estate, heirs, executors, administrators, representatives and assigns) under this Agreement or other otherwise shall be to: (i) pay and/or provide, as applicable, the Accrued Obligations in accordance with the terms set forth in Section 4.02(A) above; and (ii) subject to Section 4.02(C) below, (a) pay to Employee an aggregate amount equal to the Severance Payment (as defined below), and (b) if Employee timely elects COBRA coverage, Employer shall waive Employee’s healthcare continuation payments under COBRA for a nine (9)-month period following the date of Employee’s termination of employment with Employer (unless Employee becomes eligible to obtain healthcare coverage from a new employer before the nine (9)-month anniversary of the termination of Employee’s employment, in which case Employer’s obligation to waive Employee’s health care continuation payments under COBRA shall cease). Employee understands and acknowledges that Employee is obligated to inform Employer if Employee becomes eligible to obtain healthcare coverage from a new employer before the nine (9)-month anniversary of Employee’s termination of employment. As used in this Section 4.02(B), the term “Severance Payment” shall mean an amount equal to the product of: (i) .75; and (ii) Employee’s annualized Base Salary in effect immediately prior to the date of termination of Employee’s employment (or, if applicable, the Base Salary in effect immediately prior to any Base Salary reduction that gave rise to a termination by Employee for Good Reason). Subject to Section 4.02(D) below, the Severance Payment (less applicable withholdings and customary payroll deductions, excluding 401(k) contributions) shall be payable in equal installments over a nine (9)-month period in accordance with Employer’s customary payroll practices, commencing on the next regular pay date following the date that the Release (as defined in Section 4.02(C) below) becomes effective and is no longer subject to revocation; provided, however, the first payment shall include the cumulative amount of payments that would have been paid to Employee during the period of time between the effective date of termination and the actual commencement date of such payments had such payments commenced immediately following the effective date of Employee’s termination.

Notwithstanding anything set forth in this Section 4.02(B) to the contrary, in the event of a breach by Employee under the Covenants Agreement or the Release and in addition to any other remedies under the Covenants Agreement, the Release or at law or in equity, Employer’s obligation to make any remaining installments of the Severance Payment or to waive Employee’s health care continuation payments under COBRA through the nine (9)-month anniversary of the date of termination shall terminate as of the date of such breach and Employer shall have no further obligations under this Section 4.02(B) other than to pay/provide the Accrued Obligations (to the extent not previously paid/provided) and Employee shall be required, upon demand, to return to Employer ninety percent (90%) of the Severance Payment (or installments thereof) paid by the Employer pursuant to this Section 4.02(B).

(C) Release. With the exception of Accrued Obligations, all payments and benefits to Employee pursuant to this Section 4.02 (including the Severance Payment and the waiver of Employee’s healthcare continuation payments under COBRA) shall be contingent upon Employee’s execution, delivery within twenty-one (21) days (or forty¬five (45) days in the case of a group termination) following receipt by Employee, and non-revocation of a general release in a form satisfactory to Employer (the “Release”). The Release will be delivered to Employee within ten (10) business days following the effective date of Employee’s termination and will include, without limitation, a general release from all liability of Employer, its affiliates and each of their respective officers, directors, shareholders, partners, managers, agents, employees and other related parties. Notwithstanding anything to the contrary contained herein, in the event that any payment hereunder is contingent upon Employee’s execution and delivery of the Release and the twenty-one (21) (or forty-five [45]) day period covers more than one calendar year, the payment shall be paid in the second calendar year (on the first regular pay date of such calendar year following the date that the Release becomes effective and is no longer subject to revocation, all subject to Section 4.02(D) below), regardless of whether the Employee executes and delivers the Release in the first or the second calendar year encompassed in such twenty-one (21) or (forty-five [45]) day period.

(D) 409A Compliance. Notwithstanding anything set forth in Section 4.02(B) to the contrary, if necessary to comply with the restriction in Section 409A(a)(2)(B) of the Internal Revenue Code of 1986, as amended (the “Code”) concerning payments to “specified employees,” any payment on account of Employee’s separation from service that would otherwise be due hereunder within six (6) months after such separation shall nonetheless be delayed until the first business day of the seventh (7th) month following Employee’s date of termination and the first such payment shall include the cumulative amount of any payments that would have been paid prior to such date if not for such restriction, together with interest on such cumulative amount during the period of such restriction at a rate, per annum, equal to the applicable federal short-term rate (compounded monthly) in effect under Section 1274(d) of the Code on the date of termination. For purposes of Section 4.02 of this Agreement, Employee shall be a “specified employee” for the twelve (12)-month period beginning on the first day of the fourth month following each “Identification Date” if Employee is a “key employee” (as defined in Section 416(i) of the Code without regard to Section 416(i)(5) thereof) of Employer at any time during the twelve (12)-month period ending on the “Identification Date.” For purposes of the foregoing, the Identification date shall be December 31.

(E) Removal from any Positions. If Employee’s employment is terminated for any reason under this Agreement, Employee shall be deemed to terminate from any position with Employer or any affiliate of Employer, including, but not limited to, as an officer of Employer or any of its affiliates.

ARTICLE V

MISCELLANEOUS

5.01 Benefit of Agreement and Assignment. This Agreement shall inure to the benefit of Employer, its affiliates and their respective successors and assigns (including, without limitation, the purchaser of all or substantially all of the assets of Employer and/or any of its affiliates) and shall be binding upon Employer and its successors and assigns. This Agreement also shall inure to the benefit of and be binding upon Employee and Employee’s heirs, administrators, executors and assigns. Employee may not assign or delegate Employee’s duties under this Agreement, without the prior written consent of Employer.

5.02 Notices. All notices, requests, demands and other communications required or permitted hereunder shall be given in writing and shall be deemed to have been duly given (i) on the date delivered if personally delivered, (ii) upon receipt by the receiving party of any notice sent by registered or certified mail (first-class mail, postage pre-paid, return receipt requested) or (iii) on the date targeted for delivery if delivered by nationally recognized overnight courier or similar courier service, addressed in the case of Employer to:

Roka Bioscience, Inc. 20 Independence Blvd. 4th Floor Warren, NJ 07059 Attn: Chief Executive Officer	with a copy to: LowensteinSandler PC 65 Livingston Avenue Roseland, NJ 07068 Attn: Steven M. Skolnick, Esq.

and in the case of Employee to:

Walter M. Narajowski

84 Blue Lagoon

Laguna Beach, CA 92651

Any Party may notify the other party in writing of the change in address by giving notice in the manner provided in this Section 5.02. Service of process in connection with any suit, action or proceeding (whether arbitration or otherwise) may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement.

5.03 Employee Confidentiality, Inventions and Non-Interference, Non-Solicitation and Non-Competition Agreement; Non-Disparagement. Employee acknowledges and confirms that the Employee Confidentiality, Inventions and Non-interference, Non-Solicitation and Non-Competition Agreement executed by Employee in favor of Employer on April 16, 2010 (“Covenants Agreement”), the terms of which are incorporated herein by reference, remain in full force and effect and binding upon Employee. The Covenants Agreement shall survive the termination of this Agreement and Employee’s employment by Employer for the applicable period(s) set forth therein. During the Term and at all times thereafter, Employee agrees that Employee shall not knowingly disparage, criticize or otherwise make any derogatory statements regarding Employer or its past, present and future directors, officers, shareholders, employees, agents or products.

5.04 Entire Agreement. This Agreement, the Covenants Agreement and the Initial Grant Agreements contain the entire agreement of the Parties with respect to the terms and conditions of Employee’s employment during the Term and activities following termination of this Agreement and Employee’s employment with Employer and supersedes any and all prior agreements and understandings, whether written or oral, between the Parties with respect to the subject matter of this Agreement, the Covenants Agreement or the Initial Grant Agreements (including, without limitation, the offer letter from Employer to Employee dated April 13, 2010). This Agreement may not be changed or modified except by an instrument in writing, signed by both the CEO and Employee.

5.05 Representation and Warranties. Employee represents and warrants to Employer that (a) Employee has the legal capacity to execute and perform this Agreement, (b) this Agreement and the Covenants Agreement are valid and binding agreements enforceable against Employee according to their terms, and (c) the execution and performance of this Agreement by Employee does not violate or conflict with the terms of any existing agreement or understanding to which Employee is a party or by which Employee may be bound.

5.06 No Attachment. Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation or to execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect; provided, however, that nothing in this Section 5.06 shall preclude the assumption of such rights by executors, administrators or other legal representatives of Employer or Employee’s estate and their assigning any rights hereunder to the person or persons entitled thereto.

5.07 Source of Payment. All payments provided for under this Agreement shall be paid in cash from the general funds of Employer. Employer shall not be required to establish a special or separate fund or other segregation of assets to assure such payments, and, if Employer shall make any investments to aid it in meeting its obligations hereunder, Employee shall have no right, title or interest whatever in or to any such investments except as may otherwise be expressly provided in a separate written instrument relating to such investments. Nothing contained in this Agreement, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship, between Employer and Employee or any other person. To the extent that any person acquires a right to receive payments from Employer hereunder, such right, without prejudice to rights which employees may have, shall be no greater than the right of an unsecured creditor of Employer.

5.08 No Waiver. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a continuing waiver or as a consent to or waiver of any subsequent breach hereof.

5.09 Headings. The Article and Section headings in this Agreement are for the convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.10 Governing Law and Dispute Resolution. Any and all actions or controversies arising out of this Agreement, Employee’s employment or the termination hereof or thereof, including, without limitation, tort claims, shall be construed and enforced in accordance with the internal laws of the State of New Jersey, without regard to the choice of law principles thereof Except with respect to Employer’s and Employee’s right to seek injunctive or other equitable relief (including, without limitation, pursuant to the Covenants Agreement), any dispute, controversy or claim based on, arising out of or relating to the interpretation and performance of this Agreement, Employee’s employment or any termination hereof or thereof or any matter relating to the foregoing shall be solely submitted to and finally settled by arbitration by a single arbitrator in accordance with the then-current rules of the American Arbitration Association (“AAA”), including without limitation any claims for discrimination under any applicable federal, state or local law or regulation. Any such arbitration shall be conducted in the New Jersey office of the AAA located closest to Employer’s New Jersey office. The single arbitrator shall be appointed from the AAA’s list of arbitrators by the mutual consent of the Parties or, in the absence of such consent, by application of any Party to the AAA. A decision of the arbitrator shall be final end binding upon the Parties. The Parties agree that this Section 5.10 shall be grounds for dismissal of any court action commenced by either Party with respect to this Agreement, other than (i) post-arbitration actions seeking to enforce an arbitration award and (ii) actions seeking appropriate equitable or injunctive relief, including, without limitation, pursuant to the Covenants Agreement. Employer shall pay the pay the fees of the arbitrator and each Party shall be responsible for his own legal fees, costs of its experts and expenses of his witnesses. The arbitrator’s remedial authority shall equal the remedial power that a court with competent jurisdiction over the Parties and their dispute would have. Any award rendered shall be a reasoned award in writing and shall be final, binding and conclusive (without the right to an appeal, unless such appeal is based on fraud by the other Party in connection with the arbitration process) upon the Parties and any judgment on such award may be enforced in any court having jurisdiction, unless otherwise provided by law. Employer and Employee acknowledge that it is the intention of the parties that this Section 5.10 shall apply to all disputes, controversies and claims, including, without limitation, any rights or claims Employee may have under the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act, Title VII of the Civil Rights Act of 1964, the Equal Pay Act, the New Jersey Law Against Discrimination, the California Fair Employment and Housing Act, and all other federal, state or local laws, rules or regulations relating to employment discrimination or otherwise pertaining to this Agreement,

Employee’s employment or termination thereof. EMPLOYER AND EMPLOYEE KNOWINGLY AND VOLUNTARILY AGREE TO THIS ARBITRATION PROVISION AND ACKNOWLEDGE THAT ARBITRATION SHALL BE INSTEAD OF ANY CIVIL LITIGATION, MEANING THAT EMPLOYEE AND EMPLOYER ARE EACH WAIVING ANY RIGHTS TO A JURY TRIAL.

5.11 Validity. The invalidity or enforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision or provisions of this Agreement, which shall remain in full force and effect.

5.12 Employee Withholdings and Deductions. All payments to Employee hereunder shall be subject to such withholding and other employee deductions as may be required by law.

5.13 Counterparts. This Agreement may be executed in one more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

5.14 Agreement to Take Actions. Each Party shall execute and deliver such documents, certificates, agreements and other instruments, and shall take all other actions, as may be reasonably necessary or desirable in order to perform his obligations under this Agreement.

5.15 Survival. The terms of Section 4.02 and Article V of this Agreement shall survive the termination of this Agreement and Employee’s employment hereunder.

5.16	Section 409A Compliance.

(A) This Agreement is intended to comply with the requirements of Section 409A of the Code (“Section 409A”) and regulations promulgated thereunder. To the extent that any provision in this Agreement is ambiguous as to its compliance with Section 409A, the provision shall be read in such a manner so that all payments due under this Agreement shall comply with Section 409A. For purposes of section 409A, each payment made under this Agreement shall be treated as a separate payment. In no event may Employee, directly or indirectly, designate the calendar year of payment. Notwithstanding anything contained herein to the contrary, Employee shall not be considered to have terminated employment with Employer for purposes of Section 4.02 of this Agreement unless Employee would be considered to have incurred a “termination of employment” from Employer within the meaning of Treasury Regulation §1.409A-1 (h)(1)(ii).

(B) All reimbursements provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during Employee’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement is not subject to liquidation or exchange for another benefit.

(C) Employee acknowledges that, while the Parties endeavor to have this Agreement comply with the requirements of Section 409A, any tax liability incurred by Employee under Section 409A is solely the responsibility of Employee.

5.17 Legal Counsel. Employee represents that Employer has previously recommended that Employee engage counsel to assist Employee in reviewing this Agreement. Employee acknowledges that, prior to executing this Agreement, Employee has been given a reasonable opportunity to review the Agreement and to consult with counsel as to its content and is entering into this Agreement freely and voluntarily.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Employer and Employee have duly executed this Agreement as of the date first written above.

EMPLOYER:

ROKA BIOSCIENCE, INC.

BY:	/s/ Paul G. Thomas
Name:	Paul G. Thomas
Title:	Chief Executive Officer

EMPLOYEE:

/s/ AmyJo McCardell
AmyJo McCardell